UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Repros Therapeutics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98975L108

(CUSIP Number)

April 28, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291345 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quogue Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 605,754

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 605,754

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,754

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 291345 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wayne P. Rothbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (See Item 4)

	6.	Shared Voting Power 0 (See Item 4)

	7.	Sole Dispositive Power 0 (See Item 4)

	8.	Shared Dispositive Power 0 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 291345 10 6

Item 1.
	(a)	Name of Issuer Repros Therapeutics Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2408 Timberloch Place, Suite B-7 The Woodlands, Texas 77380

Item 2.
	(a)	Name of Person Filing Quogue Capital LLC Wayne P. Rothbaum
(b)

Address of Principal Business Office or, if none, Residence
Quogue Capital LLC

1285 Avenue of the Americas

35th Floor

New York, New York 10019

Wayne P. Rothbaum

c/o Quogue Capital LLC

1285 Avenue of the Americas

35th Floor

New York, New York 10019

	(c)	Citizenship See Item 4 of cover pages.
	(d)	Title of Class of Securities Common Stock, $.001 par value per share (the “Common Stock”)
	(e)	CUSIP Number 98975L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 291345 10 6

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Quogue Capital LLC owns an aggregate of 605,754 shares of outstanding Common Stock. Wayne P. Rothbaum is the managing member of Quogue Capital LLC and so may be deemed to beneficially own such shares of Common Stock. Mr. Rothbaum disclaims such beneficial ownership.

(b) Percent of class: 6.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of cover pages.
(ii) Shared power to vote or to direct the vote See Item 6 of cover pages.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of cover pages.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2006
Date
/s/ Wayne P. Rothbaum
Signature
Wayne P. Rothbaum/President
Name/Title

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, $.001 par value per share, of Repros Therapeutics Inc. and that this Joint Filing Agreement be included as an exhibit to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of May 5, 2006.

QUOGUE CAPITAL LLC

By:	/s/ Wayne P. Rothbaum
Name: Wayne P. Rothbaum
Title: President

/s/ Wayne P. Rothbaum
Wayne P. Rothbaum